UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Blair Corporation

(Name of Subject Company (issuer))

Blair Corporation (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, without nominal or par value

(Title of Class of Securities)

092828102

(CUSIP Number of Class of Securities)

Daniel R. Blair

Secretary

220 Hickory Street

Warren, Pennsylvania 16366

(814) 723-3600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

John H. Vogel, Esq.

Philip G. Feigen, Esq.

Patton Boggs LLP

2550 M Street, N.W.

Washington, D.C. 20037

(202) 457-6000

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
184,800,000.00	21,750.96

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 4,400,000 shares of the outstanding common stock, without nominal or par value, at a price per share of $42.00.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,750.96

Form or Registration No.: Schedule TO

Filing Party: Blair Corporation

Date Filed: July 20, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission (“SEC”) on July 20, 2005 by Blair Corporation, a Delaware corporation (“Blair” or the “Company”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO-I/A filed with the SEC on August 8, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer by Blair to purchase up to 4,400,000 shares of common stock, without nominal or par value, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $42.00 per share, net to the seller in cash, without interest. Blair’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2005 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO-I as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information in the Offer to Purchase and Amendment No. 1 is incorporated in this Amendment No. 2 by reference in response to all of the items in Schedule TO-I, except that such information is hereby amended to the extent specifically provided herein.

The Offer to Purchase is amended and supplemented as follows:

1.	In Item 10. Certain Information Concerning Blair. on page 35 of the Offer to Purchase, the following heading and sentence is hereby inserted before the first paragraph on that page, “Accounting Treatment. The Company will record the tender offer transaction on its balance sheet as an addition to treasury stock.”

2.	In Item 13. Certain United States Federal Income Tax Consequences. on page 42 of the Offer to Purchase, the first sentence of the last paragraph on that page is hereby deleted in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLAIR CORPORATION

By:	/s/ CRAIG N. JOHNSON
Name:	Craig N. Johnson
Title:	Chairman of the Board of Directors

Date: August 15, 2005

EXHIBIT INDEX

Exhibit No.

(a)(1)(i)	Offer to Purchase dated July 20, 2005*

(a)(1)(ii)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Notice of Instructions (Options)*

(a)(5)(i)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005*

(a)(5)(ii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 20, 2005*

(a)(5)(iii)	Letter to Stockholders dated July 20, 2005*

(a)(5)(iv)	Summary of Advertisement*

(a)(5)(v)	Employee FAQ*

(a)(5)(v)(vi)	Press Release dated July 20, 2005*

(b)(i)	Amendment Agreement dated as of July 15, 2005, which amends the Receivables Purchase Agreement*

(b)(ii)	Amended and Restated Credit Agreement dated as of July 15, 2005*

(c)	None

(d)(i)	“Standstill” Agreement between Blair Corporation and Loeb Arbitrage Fund and its affiliates dated May 24, 2005(1)

(d)(ii)	“Standstill” Agreement between Blair Corporation and Mr. Phillip Goldstein and Mr. Andrew Dakos dated May 24, 2005(2)

(d)(iii)	“Standstill” Agreement between Blair Corporation and Mr. Lawrence Goldstein, Santa Monica Partners Opportunity Fund L.P. and its affiliates dated May 25, 2005(3)

(d)(iv)	Change in Control Severance Agreement between Blair Corporation and Mr. Randall A. Scalise(4)

(d)(v)	Change in Control Severance Agreement between Blair Corporation and Mr. Robert D. Crowley(5)

(d)(vi)	Change in Control Severance Agreement between Blair Corporation and Mr. Bryan J. Flanagan(5)

(d)(vii)	Change in Control Severance Agreement between Blair Corporation and Mr. John E. Zawacki(5)

(e)	None

(f)	None

(g)	None

(h)	None

*	Previously filed.

(1)	Incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(2)	Incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on May 27, 2005.

(4)	Incorporated by reference to Exhibit 10.6 of the Company’s Form 10-Q (SEC File No. (001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.

(5)	Incorporated by reference to Exhibit 10.7 of the Company’s Form 10-Q (SEC File No. 001-00878)), as filed with the Securities and Exchange Commission on November 9, 2004.